Exhibit 99.3

BRF BRASIL FOODS Webcast 3Q09 Leopoldo Saboya – CFO and IRO

BRF The results of the third quarter 2009 consolidate the Companies BRF – Brasil Foods S.A and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009. The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense – CADE On July 7 2009 an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities. All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes. 2

Macro Stages - Association



May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Corporate operations
05/19 Announc.
Incorp. HFF
Incorp. Sadia
CADE Process
Capitalization
Offering R$ 4.6 bi
Greenshoe R$ 0.7bi
R$ 2.2 bi
R$ 1.3bi
Transfer to Sadia
CADE Amendment-Exports
Coordination – Exports*

* Export Market activities related to in natura products

3

Shareholder’s Composition Difuse Control – Equal Rights ADR’s(NYSE) 7.1% Foreing Investors 28.1% Treasury Shares 0.6% Domestic Investors 36.0% Valia 3.0% Sistel 1.6% Petros 9.0% Previ-BB 13.7% Sabia FIM 0.9% Basis: 09.30.09 Number of Common Shares: 436,236,623 Capital Stock: R$ 12.6 billion 4

BRF 01 3Q09 Results

Highlights

R$ - MILLION

HIGHLIGHTS	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.
Gross Sales	6,167	3,487	77%	12,326	9,585	29%
Domestic Market	3,850	2,091	84%	7,655	5,826	31%
Exports	2,316	1,397	66%	4,671	3,759	24%
Net Sales	5,294	3,040	74%	10,600	8,335	27%
Gross Profit	1,102	686	61%	2,230	1,847	21%
Gross Margin	*20.8%*	*22.6%*	*(180 bps)*	*21.0%*	*22.2%*	*(120 bps)*
EBIT	58	171	(66%)	74	397	(81%)
Net Income	211	(52)	-	115	75	54%
Net Margin	*4.0%*	*(1.7%)*	*570 bps*	*1.1%*	*0.9%*	*20 bps*
Adjusted Net Income [1]	211	(52)	-	247	75	231%
Adjusted Net Margin	*4.0%*	*(1.7%)*	*570 bps*	*2.3%*	*0.9%*	*140 bps*
EBITDA	291	275	6%	541	695	(22%)
EBITDA Margin	*5.5%*	*9.0%*	*(350 bps)*	*5.1%*	*8.3%*	*(320 bps)*
Earnings per Share [2]	0.49	(0.25)	-	0.26	0.36	-

[1] Adjusted Net Income - Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
[2] Consolidated earnings per share (in R$), excluding treasury shares

6

Highlights - Proforma

R$ - MILLION

HIGHLIGHTS	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.
Gross Sales	6,167	6,415	(4%)	18,163	18,042	1%
Domestic Market	3,850	3,787	2%	11,097	10,416	7%
Exports	2,316	2,628	(12%)	7,066	7,625	(7%)
Net Sales	5,294	5,606	(6%)	15,630	15,783	(1%)
Gross Profit	1,102	1,192	(8%)	3,325	3,642	(9%)
Gross Margin	*20.8%*	*21.3%*	*(50 bps)*	*21.3%*	*23.1%*	*(180 bps)*
EBIT	58	150	(61%)	140	717	(80%)
Net Income	211	(1,633)	-	222	(1,104)	-
Net Margin	*4.0%*	*(29.1%)*	-	*1.4%*	*(7.0%)*	-
Adjusted Net Income (1)	211	(1,633)	-	354	(1,104)	-
Adjusted Net Margin	*4.0%*	*(29.1%)*	-	*2.3%*	*(7.0%)*	-
EBITDA	291	336	(14%)	852	1,300	(34%)
EBITDA Margin	*5.5%*	*6.0%*	*(50 bps)*	*5.5%*	*8.2%*	*(270 bps)*

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

The 2008 results of Sadia were adequated to Law 11.638.

7

Breakdown of net sales — YTD09 Diversified product portfolio Corporate Law By Product Others 3.2% Milk* 10.7% Dairy Products 5.1% Other Processed 6.1% Specialty Meats 34.5% Poultry 31.6% Pork/ Beef 8.8% By Market Domestic market 57.4% Exports 42.6% *Includes UHT, pasteurized and powdered milk 8

02 Company’s Performance

Costs x Prices x FX Proteins (US$/kg) Export prices in Brazil 3.00 2.60 2.20 1.80 Jan-08 May-08 Sep-08 Jan-09 May-09 Sep-09 2.40 2.00 1.50 1.20 Pork— Frango Suino 3Q09x3Q08 (19%) (32%) 3Q09x2Q09 10% 7% Grains-CBOT (US$/Bushel) 16.0 13.0 10.0 7.0 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 Jul-09 Oct-09 7.5 6.0 4.5 3.0 —Soybean—Com Com Soybean 3Q09x3Q08 (44%) (23%) 3Q09x2Q09 (20%) (10%) Milk (R$/Liter) (Average prices paid to producers in Brazil) 0.8 0.7 0.6 0.5 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 3Q09x3Q08 7.9% 3Q09x2Q09 14.6% US Dollar (R$ x US$) 2.6 2.2 1.8 1.4 1 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 Jul-09 3Q09x3Q08 11.8% 3Q09x2Q09 (10.1)% 10

Sales – 3Q09

BRF BRASIL FOODS

Domestic Market

PROFORMA	THOUSAND TONS			R$ MILLION		
DOMESTIC MARKET	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.
Meats	**444**	**424**	**5**	**2,467**	**2,361**	**5**
In Natura	94	96	(1)	437	446	(2)
Poultry	59	63	(6)	258	274	(6)
Pork/Beef	35	33	7	179	172	4
Elaborated/Processed (meats)	**349**	**328**	**6**	**2,030**	**1,915**	**6**
Dairy Products	**268**	**314**	**(15)**	**716**	**738**	**(3)**
Milk	216	250	(14)	470	444	6
Dairy Products/Juice/Others	53	64	(18)	246	294	(16)
Other Processed	**101**	**92**	**10**	**506**	**482**	**5**
Soybean Products/ Others	90	105	(14)	161	206	(22)
Total	**903**	**935**	**(3)**	**3,850**	**3,786**	**2**
Processed	**503**	**484**	**4**	**2,782**	**2,691**	**3**
% Total Sales	**56**	**52**		**72**	**71**	

11

Sales – 3Q09

BRF BRASIL FOODS

Export Market

	THOUSAND TONS			R$ MILLION		
EXPORTS	**3Q09**	**3Q08**	**% Ch.**	**3Q09**	**3Q08**	**% Ch.**
Meats	**538**	**613**	**(12)**	**2,257**	**2,727**	**(17)**
In Natura	471	537	(12)	1,869	2,319	(19)
Poultry	396	467	(15)	1,520	1,894	(20)
Pork/Beef	75	69	9	350	425	(18)
Elaborated/Processed (meats)	**66**	**76**	**(13)**	**387**	**408**	**(5)**
Dairy Products	**1**	**4**	**(86)**	**3**	**31**	**(91)**
Milk	0	3	(89)	2	27	(93)
Dairy Products/Juice/Others	0	1	(71)	1	4	(77)
Other Processed	**4**	**8**	**(47)**	**18**	**29**	**(40)**
Soybean Products/ Others	9	5	59	39	63	(38)
Total	**551**	**630**	**(13)**	**2,316**	**2,851**	**(19)**
Processed	**71**	**85**	**(17)**	**406**	**441**	**(8)**
% Total Sales	**13**	**14**		**18**	**15**	

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Exports by region % Net Sales Corporate Law YT09 Other Countries 15.4% Eurasia 9.7% Europe 24.6% Middle East 31.3% Far East 19.1% YTD08 Other Countries 13.2% Eurasia 14.5% Europe 22.9% Middle East 26.4% Far East 23.0% 13

World meat trade x World production Chicken 75 73 70 68 65 63 60 9.0 8.5 8.0 7.5 7.0 6.5 6.0 2006 2007 2008 2009* 2010* World Chicken Meat Production –World Chicken Meat Trade Pork 105 102 99 96 93 90 6.5 6.0 5.5 5.0 4.5 2006 2007 2008 2009* 2010* World Pork Meat Production –World Pork Meat Trade Million tons *2009 e 2010 forecast Source: USDA 14

03 Debt and Investment

Investments CAPEX Proforma YTD 2009: R$ 665.5 million Vitoria de Santo Antao 7.0.% Lucas do Rio Verde 9.9% Borm Conselho/Tres de Maio 12.3% New Projects 3.2% Productivity and Optimization 67.6% P.S.: The investments carried out in Rio Verde (GO) are considered in the Productivity and Optimization item and were covered by insurances 16

Debt R$ - Million Proforma 12,000 10,000 8,000 6,000 4,000 2,000 ON 09/30/09 ON 09/30/08 DEBT CURRENT NONCURRENT TOTAL TOTAL % Ch. Local Currency 1,740 2,387 4,127 880 369 Foreing Currency 1,145 3,737 4,882 3,172 54 Gross Debt 2,885 6,124 9,009 4,052 122 Cash Investments Local Currency 2,870 303 3,173 508 524 Foreing Currency 1,255 38 1,293 526 146 Total Cash Investments 4,125 341 4,466 1,034 332 Net Accounting Debt (1,239) 5,783 4,543 3,017 51 Exchange Rate Exposure – US$ Million (1,172) (687) 71 Net Debt Net: Debt/Ebitda LTM 6.0 5.0 4.0 3.0 2.0 1.0 0.0 3.2 4.4 5.1 4.9 2.7 7,012 10,123 10,417 9,345 4,543 3Q08 4Q08 1Q09 2Q09 3Q09 17

Monthly traded volume September 2004 – 2009 Series 3rd Quarter 2009: US$ 57.8 million/day – 98.8% higher YTD 2009: US$ 28.0 million/day – 27.4% higher 1,500 1,400 1,300 1,200 1,100 1,000 900 800 700 600 500 400 300 200 100 - Volume (US$ Million) 400 300 200 100 0 Price (basis 100 = Sep/04) S D M J S D M J S D M J S D M J S D M J S PRGA3 PDA Price PRGA3(US$) 18

Main Brands 19

Brasil Foods (PRGA3) is present in the main indexes of BM&FBovespa. http: //www.brasilfoods.com/ir 20